Exhibit 4.8

Deed of Release
Sims Metal Management Limited
Jeremy Sutcliffe

Level 12
60 Carrington Street
SYDNEY NSW 2000
DX 262 SYDNEY NSW
Tel: (02) 8915 1000
Fax: (02) 8916 2000
www.addisonslawyers.com.au
Ref: JLM:SIM001/4001
363323_1.DOC

Table of Contents

1.	Defined terms and interpretation	3
2.	Termination of Employment	6
3.	Termination Entitlements	6
4.	Release	6
5.	Return of Property	7
6.	Confidentiality and Continuing Obligations	7
7.	Resignation from offices and Indemnity	7
8.	Restraint	8
9.	Confidentiality of Deed	8
10.	Public Statements	9
11.	Acknowledgements	9
12.	Benefit of Deed	9
13.	Bar	9
14.	Notices	9
15.	General	10
Schedule 1 — Termination Entitlements		13
Schedule 2 — Announcement		16

DETAILS
Date:
Parties
(1)	Sims Metal Management Limited (“Sims”)

ABN	69 114 838 630

Address	Sir Joseph Banks Corporate Park
Suite 3, Level 2
32 — 34 Lord Street
BOTANY NSW 2019

Fax	(02) 9902 6006

Attention	Company Secretary
(2)	Jeremy Sutcliffe (“Executive”)

Address	26 Prince Albert Street
MOSMAN NSW 2088
Recitals
A.	The Executive commenced his employment with the Sims Group in or about 1989.

B.	The Executive was employed pursuant to the First Contract from 1 March 2002.

C.	The Executive was employed pursuant to the Second Contract from in or about October 2005.

D.	The parties have agreed that the Employment came to an end with effect from 31 July 2009 as a result of Sims determining that it no longer required the functions, duties and responsibilities then performed by the Executive to be performed by anyone.

E.	The Executive made claims against Sims arising out of the Termination, including claims that Sims had breached the Second Contract.

F.	Sims rejected the claims made by the Executive.

G.	Sims and the Executive have agreed to:
(a)	the termination of the Employment on the Termination Date;

(b)	the Termination Entitlements to be paid or provided by Sims to the Executive as set out in Schedule 1;

(c)	a release of all Claims that the Executive may have against Sims; and

(d)	a restraint on competition with Sims,
on the terms set out in this deed.
Operative Parts
1.	Defined terms and interpretation

1.1	Defined terms

The following definitions apply unless the context requires otherwise.

Business Day means:
(a)	for the purpose of sending or receiving a notice, a day which is not a Saturday, Sunday, a bank holiday or a public holiday in the city where the notice is received; and

(b)	for all other purposes, a day which is not a Saturday, Sunday, a bank holiday or a public holiday in Sydney.
Business Hours means from 9.00am to 5.00pm on a Business Day.

Claim means any right, entitlement, charge, action, suit, proceeding, verdict, judgment, damage, loss, penalty, fine, interest, cost, expense, liability, claim, demand or cause of action (whether based in contract, tort, statute or equity) and whether or not prospective or contingent, present or future, fixed or unascertained, actual or contingent, known or unknown.

Confidential Information has the meaning given it in the First Contract.

Corporations Act means the Corporations Act 2001 (Cth).

Details means, in relation to a party, the details for that party set out in this deed.

Employment means the Executive’s employment with Sims pursuant to the Second Contract.

First Contract means the contract of employment dated 28 February 2002 between the Executive and Simsmetal Limited (ACN 008 634 526) (now Sims Group Australia Holdings Limited (ACN 008 634 526)).

Notice has the meaning given in clause 14.1.

Related Body Corporate has the meaning given to it in the Corporations Act.

Restraint Area means any country in the world where any member of the Sims Group conducts any business (whether now or in the future).

Restraint Period means the period commencing from the Termination Date and concluding on 31 October 2009.

Second Contract means the contract of employment dated 5 September 2005 between the Executive and Sims, incorporating certain provisions from the First Contract, and as varied by the letter from Sims to the Executive dated 24 September 2007.

Sims Group means
(a)	Sims;

(b)	any Related Body Corporate of Sims;

(c)	any entity that controls, is controlled by or is under common control with, Sims; and

(d)	any other entity that is connected with Sims or any other member of the Sims Group by a common interest in an economic enterprise including, without limitation, a partner or another member of a joint venture.
Termination means the termination of the Employment with effect from the Termination Date.

Termination Date means 31 July 2009.

Termination Entitlements means the payments and entitlements set out in Schedule 1 to be paid or provided to the Executive or as the Executive otherwise directs in writing.

1.2	Interpretation

In this deed, except where the context otherwise requires:
(a)	the singular includes the plural and vice versa and a gender includes other genders;

(b)	other grammatical forms of a defined word or expression have a corresponding meaning;

(c)	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of or schedule or annexure to this deed and a reference to this deed includes any schedule and annexure;

(d)	a reference to a document or agreement, includes the document or agreement as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, $A, dollar or $ is to Australian currency;

(f)	a reference to time is to Sydney time;

(g)	a reference to a year (other than a financial year) or a month means a calendar year or calendar month respectively;

(h)	a reference to a party is to a party to this deed, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;

(i)	a reference to a person includes a natural person, partnership, firm, body corporate, trust, joint venture, association, governmental or local authority or agency or other entity;

(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k)	any authorities, associations, bodies and entities whether statutory or otherwise will, in the event of such authority, association, body or entity ceasing to exist or being reconstituted, replaced or the powers or functions thereof being transferred to or taken over by any other authority, association, body or entity, be deemed to refer respectively to the authority, association, body or entity established, constituted or substituted in lieu thereof which exercises substantially the same powers or functions;

(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this deed or any part of it; and

(p)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.
1.3	Headings

Headings are for ease of reference only and do not affect interpretation.

2.	Termination of Employment

2.1	Termination Date

The Employment terminated on the Termination Date.

2.2	Redundancy

The parties acknowledge that the Employment terminated by reason of the redundancy of the Executive’s position on the Termination Date.

2.3	Survival

Subject to the terms of this deed, the obligations of the Executive under the following provisions of the First Contract will continue to apply after the Termination:
(a)	clause 13 (Confidential Information); and

(b)	clause 14 (assignment of intellectual property rights).
3.	Termination Entitlements
(a)	Sims agrees to pay or provide the Termination Entitlements on the date of this deed, or as otherwise agreed between the parties, to the Executive as required under the terms of this deed. Sims may withhold such amounts from the Termination Entitlements as required by any taxation or superannuation laws.

(b)	The Termination Entitlements will be treated as having satisfied the conditions for “genuine redundancy” for Australian taxation purposes.

(c)	The Executive agrees that:
(i)	the Termination Entitlements include the full amounts, benefits and entitlements that the Sims Group owes the Executive, whether for salary, wages, allowances, bonuses, incentives under any discretionary scheme, short term incentives, long term incentives, equity based incentives, or other remuneration, leave entitlements, payment in lieu of notice, severance pay, or anything else connected with the Employment and the termination of the Employment; and

(ii)	the Executive will not be entitled to any other amount or benefit whatsoever in respect of the Employment or the termination of the Employment except as expressly set out in this deed.
4.	Release

4.1	Satisfaction of rights

The Executive agrees that this deed fully satisfies the rights that the Executive, and anyone who claims through the Executive, has or may have against the Sims Group or any of its officers, employees, agents and professional advisers arising directly or indirectly out of the matters recited, including the Employment and the Termination.
4.2	Executive Release

The Executive hereby releases and forever discharges each member of the Sims Group and each of its officers, employees, agents and professional advisers from all Claims arising directly or indirectly out of the matters recited, including the Employment and the Termination.

5.	Return of Property

On or before the date of this deed, and subject to the terms of this deed, the Executive must return to Sims:
(a)	all property belonging to the Sims Group or its customers or clients (including, without limitation, cards, keys, motor vehicles, equipment and materials) that the Executive has, or can reasonably obtain; and

(b)	all material (in whatever form, including electronic form) that the Executive has, or can reasonably obtain, that contains Confidential Information relating to the business of the Sims Group or its organisation or affairs.
6.	Confidentiality and Continuing Obligations

The Executive remains under an ongoing duty not to use or disclose any Confidential Information belonging or relating to the Sims Group. The Executive continues to be bound, and agrees to abide, by the Executive’s obligations set out in clause 13 and clause 14 of the First Contract which continue after the Termination.

7.	Resignation from offices and Indemnity

7.1	Resignation

By the date of this deed, or such other date specified in writing by Sims, the Executive must resign from all directorships, offices and positions that the Executive holds in the Sims Group or in any external organisation in connection with the Employment.

7.2	Authority

If the Executive does not immediately resign from all such directorships, offices and positions in accordance with this clause, the Executive authorises Sims (or any persons authorised by Sims) to do all things and execute all documents necessary on behalf of the Executive to give effect to these resignations.

7.3	Indemnity

Notwithstanding the Termination, the Deed of Access, Indemnity and Insurance dated 8 June 2006 between the Executive and Sims will continue to apply in accordance with its terms.

8.	Restraint

8.1	Restrained Activities

In consideration for the payments referred to in the Schedule 1 the Executive agrees that, during the Restraint Period, the Executive must not anywhere in the Restraint Area:
(a)	engage or prepare to engage in any business activity which:
(i)	is the same or similar to that part or parts of the business carried on by any member of the Sims Group; or

(ii)	is in competition with the business carried on by any member of the Sims Group;
(b)	solicit, canvass, approach or accept any approach from any person who was, at any time during the Executive’s last 12 months of employment with Sims, a customer of Sims, with a view to obtaining the custom of that person in a business that is the same or similar to the business conducted by Sims or is in competition with the business conducted by Sims;

(c)	interfere with the relationship between Sims and its customers, employees or suppliers; or

(d)	induce or assist in the inducement of any employee of any member of the Sims Group to leave their employment.
8.2	Meaning of “engage in”

The term “engage in” in clause 8.1 means to participate, assist or otherwise be directly or indirectly involved as a member, person with a substantial holding (as defined in the Corporations Act), director, consultant, adviser, contractor, principal, agent, manager, employee, beneficiary, partner, associate, trustee or financier.

8.3	Restraint is reasonable

The Executive agrees that the restraint in clause 8.1 is in the circumstances reasonable and necessary to protect the legitimate interests of Sims.

9.	Confidentiality of Deed

9.1	No disclosure

Each party must not disclose the terms or content of this deed or any discussions and correspondence relating to the negotiation of this deed, unless the other party first agrees in writing.

9.2	Exceptions

Clause 9.1 does not prevent a party from disclosing information to the party’s lawyer or accountant, where the law requires that the information must be disclosed or to enforce this deed.

10.	Public Statements

10.1	The parties agree that Sims will issue an announcement regarding the Employment and the Termination in the terms set out in Schedule 2.

10.2	Prior to making any further public statement regarding the Employment, the Termination, or the Termination Entitlements,(not including in any annual or remuneration report), Sims must first consult with the Executive about the reasons for and proposed terms of the public announcement and give the Executive a reasonable opportunity to discuss with Sims any suggested amendments to the proposed public announcement.

11.	Acknowledgements

Bothe parties acknowledge and agree that:
(a)	they have obtained legal advice about this deed; and

(b)	the terms of this deed are fair and reasonable.
12.	Benefit of Deed

Sims has the benefit of this deed for itself and also in trust for each member of the Sims Group and each of its officers, employees, agents and professional advisers any of whom may independently enforce it against the Executive.

13.	Bar

Each member of the Sims Group and each of its officers, employees, agents and professional advisers may use this deed, including as a bar, against the Executive in any court or other proceedings brought by the Executive or anyone who claims through the Executive.

The Executive may use this deed, including as a bar, against Sims in any court or other proceedings bought by Sims or anyone who claims through Sims.

14.	Notices

14.1	Service of notices

A notice, demand, consent, approval or communication under this deed (Notice):
(a)	must be in writing and in English directed to the recipient’s address for notices specified in the Details (as varied by any Notice);

(b)	must be hand delivered, left at or sent by prepaid post or facsimile to the recipient’s address for notices specified in the Details (as varied by any Notice); and

(c)	may be given by an agent of the sender.
14.2	Effective on receipt

A Notice given in accordance with clause 14.1 takes effect when received (or at a later time specified in it), and is taken to be received:
(a)	if hand delivered or left at the recipient’s address, on delivery;

(b)	if sent by prepaid post, the third Business Day after the date of posting, or the seventh Business Day after the date of posting if posted to or from outside Australia); and

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within one Business Day after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery or transmission under paragraph (a) or (c) is outside Business Hours, the Notice is taken to be received at the commencement of Business Hours after that delivery, receipt or transmission.

14.3	Process service

Any process or other document relating to litigation, administrative or arbitral proceedings in relation to this deed may be served by any method contemplated by this clause in addition to any means authorised by law.

15.	General

15.1	Alterations

This deed may be altered only in writing signed by each party.

15.2	Approvals and consents

Except where this deed expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this deed.

15.3	Assignment

A party may only assign this deed or a right under this deed with the prior written consent of each other party.

15.4	Counterparts

This deed may be executed in counterparts. All executed counterparts constitute one document. This deed may be executed by either of the parties by duly executing a counterpart and forwarding a copy of the signed counterpart to the other party.

15.5	Costs

Sims shall bear its own costs in relation to, and associated with, this deed and giving effect to the deed. Any stamp duty assessed on this deed will be paid by Sims.

Sims shall bear the Executive’s costs in relation to and associated with the Employment, the Termination, this deed and giving effect to this deed, to a maximum amount of A$12,000 (excluding GST). Sims’ obligations under this clause are in addition to Sims’ previous agreements to pay invoices rendered by Clayton Utz to the Executive dated 31 March 2009 and 30 June 2009.

15.6	No merger

Except where this deed expressly states otherwise, the rights and obligations of the parties under this deed do not merge on completion of any transaction contemplated by this deed.

15.7	Entire agreement

This deed constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter.

15.8	Further action

Each party must do, at its own expense, everything reasonably necessary to give full effect to this deed and the transactions contemplated by it (including executing documents) and to use all reasonable endeavours to cause relevant third parties to do likewise.

15.9	Severability

If the whole or any part of a provision of this deed is invalid or unenforceable in a jurisdiction it must, if possible, be read down for the purposes of that jurisdiction so as to be valid and enforceable. If however, the whole or any part of a provision of this deed is not capable of being read down, it is severed to the extent of the invalidity or unenforceability without affecting the remaining provisions of this deed or affecting the validity or enforceability of that provision in any other jurisdiction.

15.10	Enforcement of indemnities

It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity conferred by this deed.

15.11	Survival

Any indemnity or obligation of confidentiality in this deed is independent and survives termination of this deed. Any other term which by its nature is intended to survive termination of this deed survives termination of this deed.

15.12	Attorneys

Each person who executed this deed on behalf of a party declares that he or she has no notice of the revocation or suspension by the grantor or in any other manner of the power of attorney under the authority of which he or she executes this deed.

15.13	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

15.14	Relationship

Except where this deed expressly states otherwise, this deed does not create a relationship of employment, trust, agency or partnership between the parties.

15.15	Remedies cumulative

The rights provided in this deed are cumulative with and not exclusive of the rights, powers or remedies provided by law independently of this deed.

15.16	Governing law

This deed will be governed by and construed in accordance with the law for the time being in force in New South Wales and the parties, by entering into this deed, are deemed to have submitted to the non-exclusive jurisdiction of the courts of that State.

15.17	Exercise of rights

A party may exercise a right, at its discretion and separately or concurrently with another right.

Schedule 1 — Termination Entitlements

Entitlement	Amount
Entitlement to remuneration package up to 31 July 2009 including accruing of annual leave and long service leave to that date	Pro-rata entitlement to A$1,551,000 pa (constant through to 31 July 2009). Any outstanding amounts will be paid on the date of this deed or as otherwise agreed.

Salary agreed to be paid for the period 1 August 2009 — 31 October 2009	A$336,821. This amount will be paid on the date of this deed or as otherwise agreed.

STI for fiscal 2009	75% of Package — guaranteed ‘bridge’ proposal = A$1,163,000. This amount will be paid on the date of this deed or as otherwise agreed.

Redundancy payment in lieu of notice for 12 months	A$1,551,200. This amount will be paid on the date of this deed or as otherwise agreed.

Accrued holiday pay and long service leave	Annual leave entitlement at 31 October 2009 is A$575,000 Long service leave entitlement at 31 October 2009 is A$459,000

These amounts will be paid on the date of this deed or as otherwise agreed.

STI for fiscal 2010	Pro rata basis (ie up to and including 31 October 2009) on 75% of Package (A$1.551m equal to A$387,000), payable on the date of this deed or as otherwise agreed.

Tranche E of the Retention Incentive dated 31 October 2005	A$700,000. This amount will be paid on the date of this deed or as otherwise agreed.

Tranche 2 of the F2008 LTI Plan	Sims will pay the Executive A$1,273,000 in full satisfaction of the Executive’s expected entitlement to performance rights under Tranche 2 of the F2008 LTI Plan as outlined in the invitation letter of 25 September 2007. This amount will be paid on the date of this deed or as otherwise agreed.

Tranche 3 of the F2008 LTI Plan	Termination will qualify as a ‘Qualifying Cessation’ and the Executive’s unvested performance rights will not immediately lapse and will be retained and tested for satisfaction of vesting conditions at the end of the Performance Period. Sims must make available to the Executive any material, including any external advice obtained by Sims, relied upon when testing for satisfaction of vesting conditions.

The Executive’s maximum entitlement as per the invitation letter of 25 September 2007 subject to the terms of the F2008 LTI Plan, is:

44,218 performance rights based on TSR hurdle F08-F10,
29,746 performance rights based on EPS hurdle F08-F10, and
29,746 performance rights based on SRS EBITDA F08-F10.

Directors may determine (prior to vesting) to pay the entitlement in cash if and when vested rather than issue shares.
No retesting will be allowed.

Options — Tranches 1, 2 and 3 of the F2009 LTI Plan	The Termination will qualify as a ‘Qualifying Cessation’ and the Executive’s unvested options will not immediately lapse and will vest in accordance with the Vesting Schedule outlined in the invitation letter of 24 November 2008. Sims agrees that it will not exercise its discretion to satisfy the Executive’s vested options by way of cash payment and that any vested options may be exercised by the Executive up to 5.00pm on the Expiry date in accordance with the invitation letter of 24 November 2008.

The Executive’s maximum entitlement as per the invitation letter of 24 November 2008 subject to the terms of the F2009 LTI Plan, is:

45,145 options ex $13.11 vest 1 Sept 09,
45,145 options ex $13.11 vest 1 Sept 10, and
45,145 options ex $13.11 vest 1 Sept 11.

Performance rights under the F2009 LTI Plan	The Termination will qualify as a ‘Qualifying Cessation’ and the Executive’s unvested performance rights will not immediately lapse and will be retained and tested for satisfaction of vesting conditions at the end of the First Performance Period (as defined in the invitation letter of 24 November 2008). Sims must make available to the Executive any material, including any external advice obtained by Sims, relied upon when testing for satisfaction of vesting conditions.

The Executive’s maximum entitlement as per the invitation letter of 24 November 2008 subject to the terms of the F2009 LTI Plan, is:

44,440 performance rights based on TSR hurdle F09-F11

Directors may determine (prior to vesting) to pay the entitlement in cash if and when vested rather than issue shares.

No retesting will be allowed.

Superannuation	Sims must make such contribution to the Sims Defined Benefit Plan as may be necessary to ensure that the Executive’s superannuation benefit under that Plan is equal to the benefit the Executive would have received if the Executive had remained in Sims’ employ until 31 October 2010 in accordance with the terms of the Second Contract. This payment, which the parties agree to be A$467,436, will be made on the date of this deed or as otherwise agreed.

On the date of this deed, Sims will request the trustee of the Sims Defined Benefit Plan to liaise with the Executive to ascertain from him how he wishes the amount due to be paid.

Subject to the terms of the indemnity given by the Executive in favour of Sims, Sims will ensure that Sims Metal Management Asia Limited remains the trustee of the Sutcliffe Superannuation Fund (established while the Executive was employed as the Chief Executive Officer of Simsmetal UK Holdings Ltd) until 31 October 2010.

Other Benefits	Sims agrees that the Executive may retain New South Wales motor vehicle registration number “AS 999”.

Sims will continue to provide motor vehicle insurance in respect of the Executive’s motor vehicles (Rego AXS 35B, AS999 and BHG 42A), in accordance with the terms and conditions pursuant to which such insurance was provided by Sims immediately prior to the Termination, until 31 October 2009.

Sims agrees that the Executive may purchase, at book value, the laptop, printer and blackberry used by the Executive immediately prior to the Termination, subject to deletion of all Sims’ confidential information from the hard drive.

Sims agrees to continue to provide IT support to the Executive until 31 October 2009. Sims agrees that the Executive may retain and use for personal purposes the Executive’s “@simsmm.com” email address until 31 October 2009.

Sims agrees that in the period 1 November 2009 until 31 October 2010, it will automatically forward personal emails addressed to the Executive at the Executive’s “@simsmm.com”, “@sims-group” and “@au.sims-group.com” email addresses to the Executive at such email address as the Executive may nominate in writing from time to time and send an automatic reply to the sender of any such email advising the sender of the Executive’s nominated email address.

Schedule 2 — Announcement
Sims Metal Management announced today that Executive Director, Mr Jeremy Sutcliffe is leaving the Company and stepping down from the Board.
Mr Sutcliffe is the former CEO of Sims Group Limited, which merged with North American based Metal Management, Inc in March 2008 to create Sims Metal Management Limited (SimsMM). As contemplated by the merger, Mr Dan Deinst, the former CEO and President of Metal Management, became the CEO of SimsMM initially with primary responsibility for North American operations, while Mr Sutcliffe continued to manage the remainder of SimsMM’s operations for a transitionary period. Due to the efforts of Messrs Dienst and Sutcliffe, the integration and transition of key operational responsibilities was completed successfully and ahead of schedule.
In acknowledging Mr Sutcliffe’s contribution during a career which spanned over 20 years, the Board noted that under his tenure as Group CEO from 2002 to 2008, the Company delivered a Total Shareholder Return of over 850%, the seventh highest performer of all the companies listed on the ASX100 over the period, and saw its market capitalisation grow more than twelve fold.
“We owe Jeremy a debt of gratitude for helping to bring together two already significant companies to form the world’s largest listed metal recycling company and to have achieved this with minimal reliance on debt,” said SimsMM Chairman Mr Paul Varello.
Mr Sutcliffe’s contract, which was due to run to 31 October 2010, has been terminated and a mutually agreed settlement on remaining payments and obligations reached.
Mr Sutcliffe is currently a non executive director of CSR Limited.

Executed as a deed

Executed by Sims Metal Management Limited	)
(ABN 69 114 838 630) in	)
accordance with Section 127 of the	)
Corporations Act 2001 (Cth)

Signature of authorised person		Signature of authorised person

Director		Secretary

Office held		Office held

Paul Varello		Frank Moratti

Name of authorised person		Name of authorised person
(BLOCK LETTERS)		(BLOCK LETTERS)

Signed, Sealed and Delivered by Jeremy Sutcliffe	)
in the presence of:	)
	)	Jeremy Sutcliffe

Signature of Witness

Name of Witness
(BLOCK LETTERS)